Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc. (SEC File No. 001-32597); OCI N.V.

SEC File No. of

Related Registration Statement on Form S-4: 333-207847

Date: December 21, 2015

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

The new holding company (“New CF”) for the combination of CF Industries Holdings, Inc. (“CF Industries”) and the European, North American and global distribution businesses of OCI N.V. (“OCI”) will file with the SEC an amended registration statement on Form S-4 (SEC File No. 333-207847) that will include a preliminary proxy statement of CF Industries and a preliminary shareholders circular of OCI, each of which will also constitute a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed by Darwin Holdings Limited on November 6, 2015 (SEC File No. 333-207847).

CF/OCI Combination Update Call

Transcript

December 21, 2015

11:00 a.m. EST

Operator:                                                                                       Good day, ladies and gentlemen, and welcome to the CF Industries Holdings conference call regarding the CF and OCI combination update. My name is Ben. I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of the presentation. To pose a question at any time, please press star-one on your touch-tone telephone keypad. If at any time during this call you require assistance, please press star-zero, and a coordinator will be happy to assist you.

I would now like to turn the presentation over to the host for today, Mr. Dan Aldridge, Director of IR. Sir, please proceed.

Dan Aldridge:                                                                Thanks, Ben. Good morning, everybody, and thank you for joining us on the CF/OCI update call. After some prepared remarks by our CEO, Tony Will, there will be time for Q&A. So with that, I’ll turn it over to Tony.

Tony Will:                                                                                  Thanks, Dan, and good morning, everyone. I’m going to keep my comments, I think, fairly short so that we can dive into any questions that people have. I don’t think anything we announce this morning should strike people as a big surprise. As we previously announced in August, we will be combining CF Industries with OCI’s European, North American, and global distribution businesses. The new holding company will now be incorporated and tax resident in the Netherlands, which satisfies the requirements of the notice issued by the US Department of the Treasury on November 19, 2015.

The change from the UK to the Netherlands leaves the operational and structural synergies essentially unchanged. Both countries operate on a territorial tax system, meaning they generally only tax income earned within their territorial boundaries, which was the case even in the UK. We were still going to be paying Dutch tax rate on profits earned in the Netherlands.

If anything, this is potentially a slight uptick from that perspective, because we can offset headquarters expenses against profits earned within the country of incorporation. And in the past headquarters expenses would have been offset against profits from the UK operations, which would have been taxed locally at 20 percent. Now they’re being taxed in the Netherlands at 25 percent, so on the margin, there’s a slight improvement, $0.25 on the dollar versus $0.20 on the dollar. But we’re basically just saying, look, synergies are largely unchanged.

The timeline to close the transaction remains as we previously stated, which is the mid part of 2016, somewhere in the Q2/Q3 timeframe.

As we sit today, and even after the Treasury notice, we still expect roughly $500 million in after-tax annual run rate synergies in this deal.

So let me talk about the bright future ahead, 2016 and beyond. Donaldsonville Urea expansion has been operating since November 17 and is running consistently and steadily, having produced over 100,000 tons of urea in that span. Donaldsonville Nitric Acid/UAN is very close to being mechanically complete, and ammonia remains on track for being mechanically complete in Q1 of 2016. I was just at Port Neal last week, and they continue to remain on track for mid 2016. So the end is in sight for the large spending on the projects. And instead, that will be replaced by cash flowing in the doors from running these assets very hard.

As we speak today, there’s a lot of concerns out there in the marketplace—the commodity sector is getting routed, there’s uncertainty based on China, devaluation of various currencies, et cetera, et cetera. However, if you step back and look at the fundamentals of the CF business, even with urea prices at the Gulf in the anemic range of $230 to $250 per ton, based on natural gas trading below $2.00 per MMBtu, our margins remain, on a cash basis, at $2.00, almost 60 percent gross margin. And even with the hedge positions that we have in place, just under 50 percent gross margins in today’s business environment, the fundamentals of this business are unchanged. This business continues to deliver cash flow unlike any other commodity sector out there.

On February 1, we’re going to be closing the CHS transaction, which is going to bring $2.8 billion of cash, tax-free, in the door, and we’re going to have an unparalleled growth pipeline as a result of the OCI deal, which increases our production 60 percent over today, over the next nine months alone.

So with that, I’m done with my prepared remarks. I’m happy to take any questions that people ask.

Operator:                                                                                       As a courtesy to others on the call, we ask that you limit yourself to two questions. Should you have additional questions, we ask that you re-enter the queue, and we will answer additional questions as time allows. Once again, if you would like to ask a question on today’s conference, please press the star and then the number one key on your touch-tone telephone. If you would like to remove yourself from the queue, you may press the pound key.

Our first question comes from the line of Chris Parkinson of Credit Suisse. Your line is open; please go ahead.

Chris Parkinson:                                                Perfect. Thanks, guys. Hopefully, you can hear me; I’m on the road. Just a very quick question on the continued focus by the Treasury on, I guess the term is “earnings stripping.” It seems like you’re pretty confident, basically mainly from operational synergies. Can you just touch on your general comments and thoughts around that and how that’s potentially changed from the last 30 or so days after the announcement from the Treasury and the suggested changes? Any color there would be appreciated. Thank you.

Tony Will:                                                                                  Thanks, Chris. Yes, so as you mentioned, the strategic logic around this deal is really predicated on the operational and structural synergies. And even in a situation where there was a diminishment or a complete elimination of earnings stripping, we still love this deal and would move forward, and it would be accretive to our shareholders by us doing it. So current regulations allow for earnings stripping. But that’s not the basis on which this deal rests, nor is it required. There is a lot of, as I said, operational value in this deal above and beyond, and so we’re excited about the deal, regardless of if there are subsequent notices from Treasury coming.

Chris Parkinson:                                                Perfect, thank you. And if I could just sneak in one more, it didn’t seem like there are too many changes, specifically to Natgasoline. But that’s obviously been a hot topic among some of your shareholders. Can you just touch on the financing around that and just remind us what that means to the deal? I was just going through your presentation. I was just hoping you could add a little more color there.

Tony Will:                                                                                  Sure. So the Natgasoline situation is as follows. There is a condition precedent in the agreement that is unchanged from in August that requires that Natgasoline have full project financing in place in order to satisfy the closing condition. If that condition is not closed and otherwise not waived by CF, then we have an ability to exclude Natgasoline from the deal, and we would still close on the rest of the deal, so the European, North American, and global distribution businesses, just not on the Natgasoline piece.

So it is a severable part of the deal. The rest of the transaction is not dependent upon Natgasoline. It’s a nice addition to the deal. It fits well with Beaumont and makes us that much stronger in methanol. But it’s predicated on a fully financed project finance kind of investment. And if that doesn’t show up, then it’s a severable piece.

Chris Parkinson:                                                Perfect. Thank you very much.

Operator:                                                                                       Thank you. Our next question comes from the line of Don Carson of Susquehanna Financial. Your line is open; please go ahead.

Don Carson:                                                                         Yes, Tony, I want to go back to the tax issue. So what do you expect your all-in tax rate to be here? And will you continue to—you noted the 25 percent Netherlands rate only applies to Netherlands income—so will you continue to income-strip by putting intercompany loans into your UK subsidiary?

Tony Will:                                                                                  Good morning, Don. So we expect our after-tax—or our effective tax rate—to be still approximately 20 percent. That hasn’t really changed as a result of the move from the UK to the Netherlands. And we will do what is ever most efficient from the standpoint of running the business. And it’s not necessarily that interco loans are going to be in the UK now, with the new structure. But to the extent that that’s a feature that’s available to companies in our position, then we will certainly take advantage of it. And should it not be available, then obviously, we’re still excited about this deal and continue to move forward.

Don Carson:                                                                         And then, of your $500 million in synergies, is it still that you would see more than half being tax and less than half operational?

Tony Will:                                                                                  Well, the interesting thing, Don, is that it’s a little bit hard in some cases to be real precise about the segmentation of certain of these elements as being kind of structural versus other ones that are operational. So, for instance, in the future world, as a result of being a Dutch company, part of the UK profits will not be double-taxed in the US anymore. That’s got nothing to do with earnings stripping. It’s just a fact that the UK profits will be taxed once in the UK, and then we’ll be able to dividend that stream back to the Netherlands, and the US won’t have any claim on being able to tax those profits.

Do you call that structural? Do you call that operational? It’s certainly not open for interpretation by the Treasury. So again, as we look at it, this deal, even without earnings stripping, is highly accretive on a cash flow per share basis to our shareholders versus a standalone CF scenario. And that’s why we’re excited about moving forward, regardless of subsequent Treasury notices.

Don Carson:                                                                         Okay, thank you.

Operator:                                                                                       Thank you. Our next question comes from the line of Joel Jackson of BMO Capital Markets. Your line is open; please go ahead.

Joel Jackson:                                                                   Hi, good morning. I had two questions. Just the first on the same topic. You talked about 20 percent tax rate. If earnings stripping, or income stripping, was no longer permitted, what do you think the pro forma tax rate would go up to in that scenario? Thanks.

Tony Will:                                                                                  Well, Joel, we haven’t gone through sort of a detailed breakout in that way. And it would also likely affect some operational decisions that we would make in terms of the level of exports and so forth from the US, which might increase in that situation as opposed to what they would look like under today’s configuration. But a rough approximation would be we’d likely be more like the mid-20s, kind of similar to a Canadian tax rate.

Joel Jackson:                                                                   Okay, thank you for that. And the second question I have is, you’ve talked about before, I believe, when you would close the transaction, you might be around $7.5 billion of debt. You talk about 2.5 times target leverage for some time, or at the top end of your range there. I mean, would you be willing to go above that debt level, a little bit above that target, in the interim in the second half of ‘16, maybe $8 billion to $9 billion of debt to support a larger initial deal close share buyback?

Tony Will:                                                                                  Yes. Joel, on that front, we have consistently said to the rating agencies and everybody that our focus, first and foremost, is maintaining our investment-grade rating. And we are 100 percent committed around that. Now, we’ve had a lot of conversations with the rating agencies. They understand the robustness of our cash generation, even in today’s anemic price environment. As I said, we’re between 50 percent and 60 percent, depending upon whether you include the hedge positions or not. And so there’s not a lot of concern or flak that we’re getting in terms of the underlying fundamentals of our business.

So we’re going to operate it in a way that makes sense for long-term shareholder value creation. And while I and everyone else around want to buy as many shares back at these prices as we possibly can, our focus is the long term for this business, not the short term. But our philosophy in terms of our maintaining an efficient balance sheet and return of capital are unchanged. We’re going to keep on the same track we’re on.

Joel Jackson:                                                                   Thank you.

Operator:                                                                                       Thank you. And once again, ladies and gentlemen, to ask a question, please press star and then one. Our next question comes from the line of Vincent Andrews of Morgan Stanley. Your line is open; please go ahead.

Vincent Andrews:               Thanks. Hi, everybody. I hopped on a little late, so I hope this wasn’t already asked. But on regular natural gas, not Natgasoline, obviously, prices have come down. And I think the last time we had a call about the deal, the OCI natural gas needs hadn’t been hedged yet. I know the deal hasn’t closed yet, but how are you thinking about just the price of gas in general and what the opportunities might be at these levels?

Tony Will:                                                                                  Yes, good morning, Vincent. We have not hedged anything for OCI going forward, nor have we hedged anything in Europe, either in the UK nor in the Netherlands. And those prices have come down dramatically as well. We’re well under $6.00 in the UK today, and that is it’s closer to $5.00. And that is far below kind of what our acquisition model had assumed when we went through that analysis in the first half of the year. So we’re delighted in terms of what’s going on with the cost structure in the UK right now.

And so, yes, those pieces of business remain completely on a spot basis. We get to participate in where the curve is trading when those businesses come online.

Vincent Andrews:               Just as a separate follow-up, on Donaldsonville and the export opportunity and the Dubai Trading Company and so forth, is there an amount of exports that you’re assuming out of Donaldsonville that’s implied in that 20 percent tax rate that you’ve been talking about?

Tony Will:                                                                                  What we have said, as the new production comes online, it’s pretty easy for us to imagine exporting 1 million to 1.5 million tons a year. And I think, depending upon what global prices are in other regions at other points in time and shipping costs and so forth, it’s very likely that you could see us go well above that to 2 million to 2.5 million tons a year without really straining. Particularly as the southern hemisphere goes into a planting and fertilizing cycle when the north is not, you will likely see us take more advantage of those pricing differentials that occur. And at $2.00 gas, we are one of the absolute lowest-cost producers in the entire world. And from the standpoint of being able to serve global markets through the Dubai Trading Company, we should be one of the most efficient participants in that marketplace.

Vincent Andrews:               And lastly, can you just remind me—obviously, the market would have a limit of how much exports it would want to accept before it would make sense to do it, but what is the physical limit of exporting out of Donaldsonville for you guys?

Tony Will:                                                                                  Well, I mean, from a strictly theoretical standpoint, we can export 100 percent of Donaldsonville. We’ve got two deepwater docks that can handle the ammonia and UAN production, and then we would end up doing some midstreaming on the urea production. And we could ultimately export everything. The cost of midstreaming’s under $10.00. It’s more like $5.00 to $7.00. So for a pretty de minimis amount, we could move it all.

But to your point, we’re, at the end of the day, driven by maximizing cash flow generation out of every ton that we produce, so we’re going to balance that depending upon opportunities and pricing in other parts of the world versus what we’ve got in the US.

Vincent Andrews:                                             Okay, thanks very much.

Operator:                                                                                       Thank you. Our next question comes from the line of Andrew Wong of RBC Capital Markets. Your line is open; please go ahead.

Andrew Wong:                                                           Hi, thanks a lot. So I actually wanted to ask about the CHS deal. I mean, the deal’s fantastic and it looks better every day. Has there been any indication or desire from the CHS side of things to renegotiate or change any part of that deal, considering where the equity and share prices are performing recently?

Tony Will:                                                                                  Good morning, Andrew. No, both sides are fully committed to this transaction. We both realized, when we inked the deal, that it was a very long-run investment that was being made. And there’s going to be times like today, as you say, that it looks really good for one party, and there will be other times, like going back to 2012 and ‘13, that it’s going to look really positive for the counterparty. And that’s what happens in a cyclical industry over a long time horizon. So we both went into this eyes wide open. They’re a very sophisticated, financially astute organization, and I think they value the partnership as do we. So we’re on track for closing February 1, no hiccups or problems along the way.

Andrew Wong:                                                           That’s great to hear. Thank you.

Operator:                                                                                       Thank you. And ladies and gentlemen, that does conclude our question-and-answer period. I’d like to turn the conference back over for any closing remarks.

Tony Will:                                                                                  Well, thank you, everyone, for joining us today, and certainly appreciate the interest. Any follow-up questions can certainly be directed to Dan Aldridge, and I’d just like to wish you all a very safe and a very happy holiday season and a wonderful 2016. Thank you.

Operator:                                                                                       Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program, and you may all disconnect. Have a great rest of the day.

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks and uncertainties arising from the possibility that the CHS Strategic Venture as contemplated may be delayed or may not take effect at all; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships; the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company may not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned, on budget or at all; risks associated with expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental, health and safety laws and regulations and permitting requirements; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with the Company’s Point Lisas Nitrogen Limited joint venture; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness.

Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that governmental or regulatory actions delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the

Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all.

More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent periodic report filed on Form 10-Q, which is available in the Investor Relations section of the Company’s web site.  Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.